Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED June 30, 2026

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “RMB” are to the legal currency of the People’s Republic of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 21, 2026 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2025 Form 20-F.

Overview

We report financial and operating information in the following three business segments:

[i]	Secured Logistics Business;

[ii]	AI&Robotics Solution Business; and

[iii]	Corporate and others.

Secured Logistics Business

We conduct business mainly through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash, our subsidiary, which provides Secured Logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV):

CIT Non-DV includes the secure transportation of cash and other valuables between commercial banks, the Bank of Thailand, which is Thailand’s central bank, and retail customers. CIT Non-DV also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. The main customers for this service are the local commercial banks and retail customers. Our service charge varies based on the value of the consignment, condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection), and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV):

CIT DV includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes complete machine failure, damage to hardware and software, among other things.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Consolidate Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT). As of the date of this report, we operate four Consolidate Cash Centers in Khon Kean, Hadyai, Phitsanulok Ubon Ratchathani and Chiang Mai.

(vii) Smart Cash Solution (previously called “Cash Deposit Management Solutions (GDM)):

Smart Cash Solution is the Company’s previous offering, Cash Deposit Management Solutions (GDM) in Thailand.

Smart Cash Solution was developed to support automated and secure cash management for financial institutions and retail clients. The solution integrates smart deposit infrastructure, secured logistics services, and digital reporting capabilities to improve accuracy, transparency, and efficiency across cash handling operations. The solution is typically delivered as part of our broader secured logistics and cash handling services and leverages our established operational network and long-standing client relationships.

AI&Robotics Solution Business

Our AI&Robotics Solution Business was established as a part of our revenue diversification efforts. Currently, we offer Core AI&Robotics Solutions with robotics solutions, AI integration, AI agent solutions that specialize in personalized trip planning and travel experience sharing, AI-driven solutions for speech therapy and rehabilitation, and Smart Retail Solutions catered to improve retail clients’ operational efficiency.

Technology Infrastructure

The Guardforce AI Intelligent Cloud Platform (GFAI ICP) forms a foundation of our AI&Robotics Solution Business since its launch in 2021. In 2022, we partnered with Shenzhen Kewei to enhance GFAI ICP, upgrading it to GFAI ICP 2.0 and introducing advertising capabilities that supported the launch of the Artificial Intelligence of Things (AIoT) Robot Advertising business in Macau. This upgrade also included a mobile-app, enabling customers to directly manage and place advertisements through their phones. During the same year, we launched the Tech Service Platform (TS) and Robot Operation Management Platform (ROMP) to improve the management of robot functionalities and address operational issues.

In 2023, we expanded our operations in mainland China by acquiring the Cloud Technology Platform (CTP) from Shenzhen Kewei. Building on this momentum, in 2024, we launched GFAI ICP 3.0, integrating more large language models and an AI Agent system onto the platform. This version also incorporated CTP under the framework of GFAI ICP 3.0 by reorganizing the ICP function sections for enhanced efficiency and scalability.

In 2025, GFAI ICP 3.0 became the core infrastructure supporting the development and operation of our first AI agent solution, DeepVoyage Go (“DVGO”). During the year, we continued to enhance ICP’s AI Agent orchestration capabilities, LLM integration layer, data processing pipelines, and API services to support DVGO’s real-world deployment and iteration.

As of June 30, 2026, GFAI ICP provides platform capabilities including, but not limited to, robotic device management and operations support, AIoT advertising management and content delivery, integration with third-party AI services and large language models, API orchestration and system integration, data processing and analytics pipelines, and AI Agent workflow orchestration and monitoring.

AI Agent Solutions

Building on our robust robotic solutions, beginning in early 2024, we have been investing in sophisticated AI Agent solutions for vertical problems in travel industry, especially providing personalized trip planning and experience sharing. This strategic initiative represents a natural evolution of our technology stack, addressing the growing consumer demand for customized travel experience.

In April 2025, we launched the beta version of the AI Agent solution, DeepVoyage Go (DVGO), and made it publicly available to all in January 2026. This solution is designed to handle complex tasks, including understanding customer travel requests, identifying and verifying various travel spots (such as restaurants and scenic spots), delivering personalized trip recommendations, and quickly forming a well-crafted customized trip agenda that is adjustable to customer requests. Concurrently, we are developing DVGO as an AI-native platform that allows individual travel experiences and planning outputs to be structured, reused, and shared, thereby supporting a scalable ecosystem of content, data, and applications.

DVGO is built on an advanced AI Agent system deployed on GFAI ICP 3.0 and large language model (LLM). In order to ensure AI agents fulfill the evolving needs of travelers, we established a dedicated R&D team and a strategic partnership with Librum Technologies, Inc., a Boston-based company comprised of professors and researchers in the AI field since December 2024.

AI-driven solutions for speech therapy and rehabilitation

The AI-driven solutions for speech therapy and rehabilitation offer a comprehensive ecosystem that integrates proprietary AI-supported software, cloud-based SaaS tools, professional training systems, and integrated hardware solutions. Leveraging one of China’s largest domestic databases for pediatric language development, this ecosystem supports a vast network of hospitals, educational institutions, and healthcare professionals.

Robotics Solutions

We are currently offering robotics solutions for retail, tourism and event management.

In 2023, we collaborated with China International Travel Service Shenzhen Co., Ltd. (Nice Tour) to deploy robot store assistants, providing travel-related inquiries, recommendations, and advertising services, strengthening our presence in the tourism sector. In 2024, we prioritized leveraging robots as travel recommendation agents which was later named RoboTravel Agent (RTA) and deployed across the Asia-Pacific region. In addition to the roll-outs of RTA, we also expanded our AIoT Robot Advertising business into the U.S., with approximately 200 robots being deployed in New York, and completed the proof-of-concept for our decentralized spatial computing solution on our robots in late August. Also in 2024, we launched Wishnote, our robotic solution for event management, which offers onsite sign-in and digital wish showcase for mostly weddings, celebrations, and travel-related events. Building on its initial deployment, in 2025 we started to explore the integration of Wishnote and DVGO, while Wishnote offers onsite event experience and DVGO offers online travel itinerary planning for event guests in Thailand.

We will explore more integration of the online-offline model in 2026, with the goal of providing more value to our customers.

Smart Retail Solutions

We introduced Smart Retail Solutions to our existing clients in Thailand since 2024, in response to our retail-focused growth strategy in order to strengthen our presence and collaboration relationship with existing clients. Leveraging big data technology, we are implementing an intelligent management system that offers a comprehensive suite of consultant services including but not limited to store risk evaluation, customer traffic flow analysis, AI store audit, and anti-fraud prevention. We have set up testing sites with select major retail clients in Thailand and received positive feedback. In 2026, we’ll continue to expand the solution with more stores in Thailand.

Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises our Company’s holdings and treasury organization, including the headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

Business Metrics

Our diverse revenue streams are categorized into two primary business metrics, which we believe better represent our current business solutions and future growth vectors. This framework complements our statutory operating segments by providing a management-centric perspective on our performance:

1. Legacy Secured Logistics: This metric encompasses revenues derived from our established, traditional security and cash management operations. These services form the bedrock of our operational capabilities and continue to generate significant, stable revenue.

2. AI, Robotics-as-a-Service (RaaS) & Smart Solutions: This metric captures revenues from our advanced technology-driven offerings, representing our strategic pivot towards innovation and higher-growth segments. These solutions leverage artificial intelligence and robotics to deliver enhanced efficiency and value to our clients.

Composition of Business Metrics

The Legacy Secured Logistics business metric includes revenues from (i) Cash-In-Transit – Non-Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); and (vii) Others.

AI, Robotics-as-a-Service (RaaS) & Smart Solutions metrics include revenues from (i) Core AI&Robotics Solutions, (ii) Smart Solutions. Smart Solutions include Smart Cash Solution and Smart Retail Solutions. Smart Cash Solution is the Company’s previous offering, Cash Deposit Management Solutions (GDM) in Thailand.

	For the six months ended June 30,
	2026	2025
Business Metrics
Legacy Secured Logistics	$15,740,286	$14,884,250
AI, RaaS & Smart Solutions	2,530,304	2,283,755
	$18,270,590	$17,168,005

For the six months ended June 30, 2026, our revenue from continuing operations was $18,270,590, an increase of $1,102,585, or 6.4%, compared to $17,168,005 for the six months ended June 30, 2025.

Financial metrics are calculated based on financial results prepared in accordance with International Financial Reporting Standards (IFRS), and growth comparisons relate to the corresponding period of last fiscal year. The specific metrics are supplemental management measures and do not represent IFRS operating segments.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2026		2025 (Restated)
	$	% of Revenue	$	% of Revenue
Revenue	18,270,590	100.0%	17,168,005	100.0%
Cost of sales	(15,757,615)	(86.3)%	(14,649,027)	(85.3)%
Gross profit	2,512,975	13.7%	2,518,978	14.7%
Stock-based compensation expenses	(41,746)	(0.2)%	(149,595)	(0.9)%
Provision for withholding tax receivable	(182,569)	(1.0)%	(40,984)	(0.2)%
Recovery of/(Provision for) expected credit loss on trade and other receivables	36,802	0.2%	(34,184)	(0.2)%
Research and Development expenses	(407,234)	(2.2)%	(405,641)	(2.4)%
Selling, general and administrative expenses	(5,193,826)	(28.4)%	(4,175,887)	(24.3)%
Operating loss from continuing operations	(3,275,598)	(17.9)%	(2,287,313)	(13.3)%

Other income, net	162,291	0.9%	60,485	0.4%
Foreign exchange losses, net	(56,554)	(0.3)%	(19,066)	(0.1)%
Finance income, net	113,577	0.6%	250,203	1.5%
Loss before income tax from continuing operations	(3,056,284)	(16.7)%	(1,995,691)	(11.5)%

Income tax expense	(64,191)	(0.4)%	(48,177)	(0.3)%
Net loss for the period from continuing operations	(3,120,475)	(17.1)%	(2,043,868)	(11.8)%

Discontinued operations:
Net loss for the period from discontinued operations	(7,171)		(183,254)
Net loss for the period	(3,127,646)		(2,227,122)

Net loss attributable to:
Non-controlling interests	(27,047)		8,955
Equity holders of the Company	(3,100,599)		(2,236,077)

Comparison of six months ended June 30, 2026, and 2025

Revenue.

For the six months ended June 30, 2026, our revenue was $18,270,590, an increase of $1,102,585, or 6.4%, compared to $17,168,005 for the six months ended June 30, 2025. The growth was driven primarily by the Secured Logistics business.

(i)	Revenue from the Secured Logistics Business increased by $968,328, or 5.7%, to $18,028,863 for the six months ended June 30, 2026, compared to $17,060,535 for the six months ended June 30, 2025. This increase was largely attributable to favorable foreign currency translation, as the average THB to USD exchange rate appreciated by approximately 3.7% for the six months ended June 30, 2026 at 0.0310, compared to 0.0299 during the six months ended June 30, 2025. In local currency terms, Secured Logistics revenue increased slightly by THB11.5 million or 2.0%, compared to the corresponding period in 2025. This increase was primarily driven by increased demand from our retail customers, supported by the expansion of their store network. Our traditional banking customers also contributed revenue growth in Cash-in-Transit (CIT) and ATM service lines. Cash Processing (CPC) revenue growth was primarily driven by our retail customers’ store expansion.

(ii)	The revenue from AI&Robotics Solution Business was $241,727, representing an increase of $134,257, or 124.9%. The increase was primarily attributable to the continued development of our AI&Robotics business and revenue contribution from the acquisition of MGAI. For the six months ended June 30, 2026 and 2025, revenue derived from our AI&Robotics Solution segment was $241,727 and $107,470, respectively.

Cost of sales.

Cost of sales consists primarily of labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2026, our cost of sales was $15,757,615, an increase of $1,108,588, or 7.6%, compared to $14,649,027 for the six months ended June 30, 2025. Cost of sales as a percentage of our revenues increased from 85.3% for the six months ended June 30, 2025, to 86.3% for the six months ended June 30, 2026. The increase in costs is primarily attributable to the rising labor expenses and related employee benefits driven by inflation. Additionally, fuel costs rose during the period as a result of geopolitical tensions in the Middle East, particularly the conflict affecting the Strait of Hormuz. The higher fuel prices partially contributed to the overall increase in our cost of sales during the first half of 2026. As of the date of this report, our business has not been materially affected by the events, and we anticipate the impact remains limited with no material disruption expected to our operations or ability to provide services to customers.

Gross profit.

Gross profit decreased by $6,003, or 0.2%, from $2,518,978 for the six months ended June 30, 2025 to $2,512,975 for the six months ended June 30, 2026. The decrease in gross profit is primarily due to the increase in costs outpacing the growth in revenue during this interim period and inflation.

Stock-based compensation expenses.

For the six months ended June 30, 2026, we recorded stock-based compensation expenses of $41,746, primarily related to expenses recognized from the 150,000 shares granted on December 31, 2025 to independent directors for their 2026 service.

Provision for withholding tax receivable.

For the six months ended June 30, 2026, we recorded a provision for withholding tax receivable of $182,569 and $40,984 for the six months ended June 30, 2025.

At the end of each reporting period, we evaluate the collectability of the withholding taxes receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding taxes receivable based on the amount historically refunded.

Recovery of/(Provision for) expected credit loss on trade and other receivables.

For the six months ended June 30, 2026 and 2025, we recorded recovery of/(provision for) expected credit loss on trade and other receivables amounting to $36,802 and $(34,184), respectively. As each reporting period, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision or recovery to reflect the true value of our receivables on the financial statements.

Research & Development expenses.

For the six months ended June 30, 2026, our research & development expenses were $407,234, an increase of $1,593, or 0.4%, compared to $405,641 for the six months ended June 30, 2025. This was mainly due to the sustained investment in research & development expenses.

Selling, general and administrative expenses.

For the six months ended June 30, 2026, our total SG&A expenses were $5,193,826, an increase of $1,017,939, or 24.4%, compared to $4,175,887 for the six months ended June 30, 2025. The increase was mainly driven by the penalties incurred in connection with the settlement of prior-period withholding tax obligations. Our SG&A expenses for the six months ended June 30, 2026 primarily consisted of (i) staff expense of $2,502,600, representing 48.2% of our total SG&A expenses, (ii) professional fees of $464,485, representing 8.9% of our total SG&A expenses, and (iii) depreciation and amortization expense of $439,913, representing 8.5% of our total SG&A expenses.

Other income, net.

Other income, net is comprised mainly of miscellaneous income and gain or loss from disposal of fixed assets. For the six months ended June 30, 2026 and 2025, other income was $162,291 and $60,485, respectively.

Finance income, net.

Finance income, net are comprised of short-term fixed deposits with banks offset with finance charges for leases and interest expense on interest-bearing bank borrowings.

For the six months ended June 30, 2026, finance income, net was $113,577, a decrease of $136,626, or 54.6%, as compared to $250,203 for the six months ended June 30, 2025. The decrease was mainly due to lower interest income from short-term fixed deposits with banks.

Income tax expense.

For the six months ended June 30, 2026, our income tax expense was $64,191, as compared to income tax expense of $48,177 for the six months ended June 30, 2025. During the six months ended June 30, 2026, we recognized an income tax expense related to the temporary difference on our deferred tax assets arising from our secured logistics business.

Net loss for the period from continuing operations.

For the six months ended June 30, 2026, our net loss for the period from continuing operations was $3,120,475, an increase of $1,076,607, or 52.7%, as compared to net loss for the period from continuing operations of $2,043,868 for the six months ended June 30, 2025. This was mainly due to the increase of selling, general and administrative expenses.

Although we still incurred a net loss for the interim period 2026, we expect to see a positive trend in our future results.

Net loss from discontinued operations

On December 25, 2025, we entered into an equity transfer agreement to dispose of our entire equity interest in Beijing Wanjia. The equity transfer was completed on January 9, 2026. For the six months ended June 30, 2026 and 2025, the net loss was $7,171 and $183,254, respectively. The divestiture with Beijing Wanjia did not materially affect our liquidity, financial condition, or results of operations through the separation date.

Net (loss)/profit attributable to non-controlling Interests.

Net (loss)/profit attributable to non-controlling interests was $(27,047) and $8,955 for the six months ended June 30, 2026 and 2025, respectively.

Net loss attributable to equity holders of the Company.

For the six months ended June 30, 2026, and 2025, our net losses attributable to equity holders of the Company were $3,100,599 and $2,236,077, respectively.

Inflation.

Our operating results for the six months ended June 30, 2026, were negatively affected by the recent inflationary cost pressures. The higher fuel prices and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Estimates.

Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

See “Critical Accounting Estimates” in our Item 5 “Operating and Financial Review and Prospects - E. Critical Accounting Estimates” within the fiscal 2025 Annual Report for detailed information.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before finance income, net, income tax expense, depreciation and amortization of fixed assets and intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA represents net loss from continuing operations before (i) finance income, net, income tax expense and depreciation and amortization of fixed assets and intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expenses, (recovery of)/provision for expected credit loss on trade receivables and other receivables, provision for withholding tax receivables, and foreign exchange losses, net.

Non-IFRS loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the six months ended June 30,
	2026	2025
Net loss from continuing operations - IFRS	$(3,120,475)	$(2,043,868)
Finance income, net	(113,577)	(250,203)
Income tax expense	64,191	48,177
Depreciation and amortization expense of fixed and intangible assets	1,728,669	1,596,363
EBITDA	(1,441,192)	(649,531)
Stock-based compensation expenses	41,746	149,595
Provision for withholding taxes receivable	182,569	40,984
(Recovery of)/Provision for expected credit loss on trade and other receivables	(36,802)	34,184
Foreign exchange losses, net	56,554	19,066
Adjusted EBITDA (Non-IFRS)	$(1,197,125)	$(405,702)

Non-IFRS loss per share
Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.04)	$(0.02)

Weighted average number of shares used in computation:
Basic and diluted	29,577,091	19,996,747

We recorded non-IFRS adjusted EBITDA of negative $1.2 million and negative $0.4 million for the six months ended June 30, 2026 and 2025, respectively. The widened loss was primarily attributable to the increase of selling, general and administrative expenses. We are committed to improving our financial performance to achieve long-term financial stability.

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, bank borrowings and issuances of ordinary shares. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

As of June 30, 2026 and 2025, we had cash and cash equivalents of approximately $21.3 million and $23.5 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(1,558,127)	$(1,041,097)
Net cash used in investing activities	(427,749)	(225,931)
Net cash (used in)/provided by financing activities	(1,155,364)	2,568,698
Effect of exchange rate changes on cash held	(185,555)	214,176
Net (decrease)/increase in cash and cash equivalents,	(3,326,795)	1,515,846
Cash and cash equivalents at January 1	24,577,422	21,936,422
Cash and cash equivalents at June 30	$21,250,627	$23,452,268

Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our AI&Robotics Solution business. We plan to collaborate with business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $3 million for research and development expenditures in fiscal year 2026 and approximately $25 million from 2027 through 2030.

We incurred $407,234 and $405,641 research and development expense during the six months ended June 30, 2026 and 2025, respectively. There is no intellectual property, in relation to the ICP, owned by the Company as of June 30, 2026.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments, or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

Contracted expenditure commitments

The Company’s contracted expenditure commitments as of June 30, 2026 but not provided in the interim condensed consolidated financial statements are as follows:

		Less than	1-2	3-5
Contractual Obligations	Total	1 year	years	years
Operating lease commitments	173,713	152,585	21,128	-
Leases not yet commenced	263,273	49,085	107,094	107,094
	$436,986	$201,670	$128,222	$107,094